

Mail Stop 4546

August 2, 2017

Bart Filius
Chief Financial Officer
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium

> **Re:** **Galapagos NV**
> **Form 20-F**
> **Filed March 23, 2017**
> **File No. 001-37384**

Dear Mr. Filius

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F

Intellectual Property, page 62

1. In future filings, for each of your material products or product candidates, please expand your disclosure to discuss the type of patent protection you have (e.g., composition of matter, use or process). In addition, in future filings, please also expand your discussion of the patent rights you have in your target discovery platform, including the types of patent protection, the jurisdictions where you have issued patents or pending patent applications, and the corresponding expiration (or expected expiration) dates.

Exclusive Collaboration Agreement with Gilead for Filgotinib, page 67

2. In future filings, please revise the description of the collaboration agreement with Gilead to describe the royalty range within a ten-percent range (e.g., "20-30%").

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Dorrie Yale at (202) 551-8776 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance